UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                      AREL COMMUNICATIONS AND SOFTWARE LTD.
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                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS .001 PER SHARE
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                         (Title of Class of Securities)

                                    M14925107
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                                 (CUSIP Number)

                               CLAYTON L. MATHILE
                               6450 SAND LAKE ROAD
                                    SUITE 200
                               DAYTON, OHIO 45414
                               TEL: (937) 264-4622
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   MAY 3, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
                               CUSIP No. M14925107
                               -------------------

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1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         CLAYTON L. MATHILE
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS):
         (a)  |_|
         (b)  |_|

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):
         PF

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):     |_|

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

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                                            7.       SOLE VOTING POWER
NUMBER OF SHARES                                     2,940,415(1)
BENEFICIALLY
                                            ------------------------------------
OWNED BY EACH                               8.       SHARED VOTING POWER
REPORTING PERSON                                     --
WITH
                                            ------------------------------------
                                            9.       SOLE DISPOSITIVE POWER
                                                     2,940,415(1)

                                            10.      SHARED DISPOSITIVE POWER:

                                                     --
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         2,940,415(1)

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):    |_|

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.4%(1)(2)

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14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
         IN
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  (1) Does not include the ordinary shares, par value NIS .001 per share (the
      "Shares"), of the Issuer to be acquired pursuant to the transactions described in this Amendment No. 4 to Schedule 13D.

  (2) As of May 13, 2004, the Issuer had outstanding (excluding 200,000 dormant shares) 13,128,466 Shares, as reported in the press release filed by the Issuer with the SEC under cover of Schedule 14D-9C on May 13, 2004.

                                 SCHEDULE 13D/A

                  This Amendment No. 4 to Schedule 13D (this "Amendment") supplements and amends the information contained in the original Schedule 13D filed with the Securities and Exchange Commission ("SEC") on November 14, 2001, as previously amended by Amendment No. 1 thereto filed with the SEC on February 14, 2002, Amendment No. 2 thereto filed with the SEC on July 21, 2003 and Amendment No. 3 thereto filed with the SEC on March 15, 2004 (as so amended, the "Schedule 13D"). Terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

                  Items 3, 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As more fully described in Item 4, the Shares to which this Amendment relates have not yet been purchased by the Reporting Person. The total amount of funds required by the Reporting Person to pay the aggregate consideration pursuant to the Share Purchase Agreement (as defined herein) and the Offer (as defined herein) and related fees and expenses is estimated to be approximately $7.0 million. The Reporting Person intends to use his existing cash resources to consummate the contemplated transactions.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Pursuant to a Share Purchase Agreement, dated May 3, 2004 (the "Share Purchase Agreement"), between the Reporting Person and Izhak Gross, the Chairman of the board of directors of the Issuer, the Reporting Person has agreed to purchase for investment purposes the 842,619 Shares currently held by Mr. Gross.

                  In order to consummate the purchase of the Shares pursuant to the Share Purchase Agreement, pursuant to the requirements of Israeli law, the Reporting Person intends to commence a cash tender offer (the "Offer") to purchase 656,424 Shares, or such greater number of Shares that will represent 5% of the total voting rights of the Issuer outstanding as of the expiration of the Offer, at a price of $4.75 per Share, net to the seller, without interest (the "Offer Price"), upon the terms and subject to the conditions to be set forth in an Offer to Purchase and a related Letter of Transmittal to be filed as exhibits to a Tender Offer Statement on Schedule TO which will be filed with the SEC at the time the Offer is commenced.

                  The Reporting Person intends to commence the Offer within 30 days of the date of the Share Purchase Agreement. Pursuant to the Share Purchase Agreement, Mr. Gross has agreed to, among other things, tender in the Offer all 842,619 Shares he currently owns. Following the successful completion of the Offer, the Reporting Person intends to purchase from Mr. Gross at the Offer Price any of Mr. Gross' Shares tendered in the Offer which are not accepted for payment (due to proration or otherwise). The Reporting Person's obligation to purchase any Shares pursuant to the Share Purchase Agreement is conditioned upon the successful completion of the Offer.

                  The Reporting Person expects that, upon the successful completion of the Offer and the purchase of the Shares as contemplated by the Share Purchase Agreement, he will own between approximately 28.8% and 33.4% of the outstanding Shares (assuming no exercise of outstanding options to purchase Shares), which will vary depending on the results of the Offer.

                  Completion of the Offer is expected to be subject to certain conditions, including, without limitation, the receipt of all required regulatory approvals and that, in accordance with Israeli law, (i) Shares representing at least 5% of the voting rights of the Issuer outstanding as of the expiration of the Offer are validly tendered and not withdrawn prior to the expiration of the Offer and (ii) the aggregate number of Shares tendered exceeds the number of Shares represented by Notices of Objection (which, pursuant to Israeli law, may be delivered by shareholders of the Issuer who object to the Offer).

                  There can be no assurance that the Offer will be commenced or that, if commenced, that it will be successfully completed.

                  The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the events enumerated in Item 4 of Form Schedule 13D.

                  The foregoing description of the Share Purchase Agreement is qualified in its entirety by reference to the full text of such document, a copy of which is filed as Exhibit 1 to this Amendment and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The matters set forth in Item 4 of, and the exhibit to, this Amendment are incorporated in this Item 6 by reference as if fully set forth herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Share Purchase Agreement, dated May 3, 2004, between Clayton L. Mathile and Izhak Gross.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2004

                                       /s/ Clayton L. Mathile
                                       -----------------------------------------
                                       Clayton L. Mathile

                                                                       Exhibit 1

                            SHARE PURCHASE AGREEMENT
                            ------------------------

         THIS SHARE PURCHASE AGREEMENT (this "AGREEMENT") is made and entered into as of the third day of May, 2004, by and between IZHAK GROSS (the "SELLER") and Clayton L. Mathile (the "PURCHASER").

         WHEREAS the Seller owns beneficially and of record, 842,619 (eight hundred forty two thousand, six hundred and nineteen) ordinary shares of Arel Communications and Software Ltd. ("AREL"), an Israeli company (the "SALE SHARES") and the Purchaser desires to purchase the Sale Shares from the Seller and the Seller desires to sell the Sale Shares to the Purchaser under the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration for the mutual covenants and agreements contained herein and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

         Section 1. Sale of the Sale Shares. The Seller hereby agrees to sell, and the Purchaser hereby agrees to purchase the Sale Shares at a price per Sale Share of $4.75 (four dollars and seventy five cents) (the "PRICE PER SALE SHARE") under the terms and conditions set forth herein. The number of Sale Shares to be purchased by the Purchaser at the Closing shall be reduced by such number of shares of Arel sold by the Seller to the Purchaser in the Special Tender Offer (as defined below) (such reduced number of Sale Shares, the "POST TENDER SALE SHARES").

         Section 2. Tender Offer. Prior to the Closing (as defined below) and as a condition thereto, the Purchaser shall effect and consummate a special tender offer (hatzaat rechesh meyuchedet) in accordance with the Israel Companies Law - 1999 such that the Purchaser will hold a "Controlling Stake" (dvukat shlita) in Arel following the special tender offer (the "SPECIAL TENDER OFFER"). The price per share to be offered by the Purchaser in the Special Tender Offer (the "TENDER OFFER PRICE PER SHARE") shall be the Price Per Sale Share. The Purchaser shall commence the Special Tender Offer as soon as practicable, but no later than 30 (thirty) days from the date hereof. The Seller shall tender all of the Sale Shares and any additional shares of Arel held by him in the Special Tender Offer. Seller undertakes not to exercise any options to purchase shares of Arel held by him commencing from the date the Purchaser files a "Schedule TO" with the Securities and Exchange Commission until such time the Special Tender Offer to which the Schedule TO relates has closed or is withdrawn. It is agreed by the parties that shares of Arel tendered by the Seller in the Special Tender Offer shall not be taken into account for the purposes of determining whether the aggregate number of shares tendered exceeds the number of shares represented by notices of objection to the offer as contemplated by Section 331(b) of the Israel Companies Law - 1999 (the "MAXIMUM OBJECTING THRESHOLD").

         Section 3. Closing; Payment of Purchase Price. Unless agreed to in writing by the parties hereto, if the Special Tender Offer shall not be consummated because the Maximum Objecting Threshold is reached, this Agreement shall no longer be of any force or effect. Subject to the foregoing, at the closing, which shall be held at such time and place as the parties mutually agree but in no event more than 10 (ten) days after the date the Special Tender Offer is consummated (the "CLOSING"), the Purchaser shall pay by wire transfer in immediately available funds into the account of the Seller, in accordance with the written instructions provided by the Seller to the Purchaser, an amount equal to the Price Per Sale Share multiplied by the number of Post Tender Sale Shares in payment for the Post Tender Sale Shares (the "PURCHASE PRICE"). In addition, following the receipt of the Purchase Price and the consideration for any shares tendered by the Seller in the Special Tender Offer, the Seller shall tender his resignation from the board of directors of Arel as contemplated by that certain agreement, dated May 1, 2002, between the Seller and Arel.

         Section 4. Delivery of the Post Tender Sale Shares. At the Closing, immediately upon receipt of the Purchase Price, the Seller shall deliver to the Purchaser the Post Tender Sale Shares and stock powers endorsed in blank with respect to the Post Tender Sale Shares.

         Section 5. Representations and Warranties of the Seller. The Seller makes the following representations and warranties as of the date hereof and at
Closing: (i) this Agreement is the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms; (ii) the Seller has good and marketable title to the Sale Shares, free and clear from any lien, claim, encumbrance of any kind, right of first refusal, option or other restriction;
(iii) the Seller has all requisite power, authority and approvals required to enter into, execute and deliver this Agreement and to perform fully his obligations hereunder; (iv) except for the representations and warranties of the Seller in this Section 5, the Seller makes no other representation or warranty to the Purchaser, whether express or implied; and (v) no person or firm has, or will have, any right, interest or valid claim against the Seller or the Purchaser, for any commission, fee or other compensation as a finder or broker or in any similar capacity in connection with the sale of the Sale Shares hereunder. In this Section 5, as at the date hereof, the term "Sale Shares" shall mean the Sale Shares and as at the Closing, the term "Sale Shares" shall mean the Post Tender Sale Shares.

         Section 6. Representations and Warranties of the Purchaser. The Purchaser represents and warrants as of the date hereof and at Closing as follows: (a) this Agreement is the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms; (b) the Purchaser has full power and authority to execute this Agreement and to purchase the Sale Shares in accordance with this Agreement; (c) the Purchaser is purchasing the Sale Shares for its own account and not with a view to sell, pledge, hypothecate, or otherwise distribute or dispose of any interest therein; (d) the Purchaser is familiar with Arel and its operations and is purchasing the Sale Shares "AS IS" without any representation by the Seller or any possible claim against the Seller as to the condition of Arel; and (e) no person or firm has, or will have, any right, interest or valid claim against the Seller or the Purchaser, for any commission, fee or other compensation as a finder or broker or in any similar capacity in connection with the sale of the Sale Shares hereunder. In this
Section 6, as at the date hereof, the term "Sale Shares" shall mean the Sale Shares and as at the Closing, the term "Sale Shares" shall mean the Post Tender Sale Shares.

                                       2

         Section 7. Survival of Representations and Warranties. All representations and warranties made in this Agreement shall survive the execution of this Agreement.

         Section 8. Miscellaneous. Each party to this Agreement agrees to perform any further acts and to execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Agreement. Provisions of this Agreement are divisible; if any such provision shall be deemed invalid or unenforceable, such provision shall be deemed limited to the extent necessary to render it valid and enforceable. This Agreement contains the complete understanding between the parties relating to the subject matter contained herein and all negotiations between the parties are merged into this Agreement. The rights and obligations under the Agreement are personal and shall not be assignable by the Purchaser, and the terms, covenants, and conditions of the Agreement shall be binding upon and inure to the benefit of the parties hereto. This Agreement may be executed in several counterparts, including in facsimile counterparts, each of which shall have the force and effect of an original. This Agreement shall be construed and enforced in accordance with the laws of the State of Israel. This Agreement may be modified, amended, or rescinded only by written instrument executed by all parties. Each party shall bear its own expenses and costs to the transactions contemplated hereby (including in connection with the preparation, negotiation and execution of this Agreement and all documents ancillary thereto), including, but not limited to attorneys' fees. Purchaser shall bear all costs related to the Special Tender Offer. All notices, communications or other documents in connection with the Agreement shall be in writing and delivered personally, sent by fax (provided the sender receives electronic confirmation of receipt) or mailed by registered mail, return receipt requested, postage prepaid and addressed to Mr. Izhak Gross, 19 Dafna Street, Yavne, Israel (in the case of the Seller), and Mr. Clayton L. Mathile, c/o CYMI Ltd., 6450 Sand Lake Road, Suite 200, Dayton, Ohio, USA 45414 (fax: (937) 264-4639), or such other address with respect to a party as such party shall notify each other party in writing as above provided. No publicity release or announcement concerning this Agreement may be made without the advance written approval as to its form and substance by the parties hereto.


         IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement as of the date first set forth above.

THE PURCHASER:

/s/ Clayton L. Mathile
----------------------------------
Clayton L. Mathile

THE SELLER:

/s/ Izhak Gross
----------------------------------
Izhak Gross

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